SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F   X              Form 40-F
                              -----                      -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                              Yes               No   X
                                  -----            -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

                                       N/A


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This Form 6-K consists of:

The announcement on resolutions passed at the first extraordinary general meeting for the Year 2005 of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on September 19, 2005.


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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    China Petroleum & Chemical Corporation



                                                           By: /s/ Chen Ge
                                                               -----------
                                                             Name: Chen Ge

                                Title: Secretary to the Board of Directors



Date: September 19, 2005


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                                [GRAPHIC OMITTED]
     (a joint stock limited company incorporated in the People's Republic of
                China with limited liability) (Stock Code: 0386)

Announcement on Resolutions Passed at the First Extraordinary General Meeting for the Year 2005

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Sinopec Corp. and all members of its board of the directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
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The first extraordinary general meeting for the year 2005 (the "EGM") of China
Petroleum & Chemical Corporation ("Sinopec Corp.") was held at Crowne Plaza Beijing - Park View Wuzhou, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, PRC on 19th September 2005 at 9:00 a.m., 9 shareholders and authorised proxies holding an aggregate of 72,833,581,530 shares carrying voting rights of Sinopec Corp., representing 84.0% of the total voting shares of Sinopec Corp., (there are in total 86,702,439,000 shares with voting rights in issue), were present at the EGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of Sinopec Corp. Out of the shareholders and authorised proxies present at the EGM, there were 5 shareholders holding tradable shares (including proxies), holding an aggregate of 6,298,390,530 shares carrying voting rights of Sinopec Corp. and 4 shareholders holding non-tradable shares (including proxies), holding an aggregate of 66,535,191,000 shares carrying voting rights of Sinopec Corp.

The EGM was convened by the board of directors of Sinopec Corp. (the "Board") and chaired by Mr. Wang Jiming, Vice Chairman of the Board. The EGM was held in accordance with the requirements of the Company Law of the People's Republic of China and other relevant laws and regulations, and the provisions of the Articles of Association of Sinopec Corp. After consideration by the shareholders and authorised proxies and through voting by way of a poll on the proposed resolution, the following special resolution regarding the issue of short-term commercial paper was passed at the EGM:

(1) An approval to be given to Sinopec Corp. to issue in one or multiple tranches a short-term commercial paper of an aggregate principal amount up to 10% of the net asset value as shown in Sinopec Corp.'s latest audited consolidated financial statements prepared in accordance with PRC Accounting Rules and Regulations and up to the maximum amount for issue of short-term commercial paper as approved by the People's Bank of China (the "PBOC") after shareholders' approval, pursuant to the Administrative Measures on Short-term Commercial Papers promulgated by the PBOC and any other applicable regulations; and

(2) an unconditional general mandate to be given to the Board or any two or more directors to determine the terms and conditions and any relevant matters in relation to the issue of short-term commercial paper in view of the demand of Sinopec Corp. and the market conditions, including but not limited to the final principal amount, interest rate and term of maturity of the short-term commercial paper as set out in (1) above and the preparation and execution of all necessary documents.

Votes in favour of the resolution: 72,789,225,108 shares; and votes against the resolution: 44,356,422 shares, representing 99.9391% and 0.0609%, respectively, of the total number of shares carrying voting rights of Sinopec Corp. held by shareholders (including proxies) present at the EGM. Out of which, votes of shareholders holding tradable shares in favour of the resolution: 6,254,034,108 shares; and votes of shareholders holding tradable shares against the resolution: 44,356,422 shares; votes of shareholders holding non-tradable shares in favour of the resolution: 66,535,191,000 shares; votes of shareholders holding non-tradable shares against the resolution: nil.

According to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the EGM (Note). Ms. Li Liping , a PRC lawyer from Haiwen & Partners, attended the EGM and issued a legal opinion that the convening of the EGM, the procedures for holding the EGM, the eligibility of the persons attending the EGM and the procedures for voting at the EGM were in compliance with relevant laws and regulations and the Articles of Association of Sinopec Corp.

According to the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended from 9:30 a.m. on 19th September 2005 and will resume from 9.30 a.m. on 20th September 2005.


                                                 By Order of the Board
                                         China Petroleum & Chemical Corporation
                                                         Chen Ge
                                           Secretary to the Board of Directors

Beijing, PRC, 19th September 2005

Note: The taking of the poll results was scrutinised by KPMG, Certified Public
      Accountants, whose work was limited to the conduct of certain procedures requested by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the directors of Sinopec Corp. are Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent non-executive directors of Sinopec Corp. are Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director of Sinopec Corp. is Mr Cao Yaofeng.